QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 12

OCCIDENTAL PETROLEUM CORPORATION AND SUBSIDIARIES
COMPUTATION OF TOTAL ENTERPRISE RATIOS OF EARNINGS TO FIXED CHARGES
(Amounts in millions, except ratios)

	Six Months Ended June 30		Year Ended December 31
	2008	2007	2007	2006	2005	2004	2003

Income from continuing
operations	$4,119	$2,314	$5,078	$4,202	$4,838	$2,197	$1,410
Add:
Minority interest(a)	66	28	75	111	74	76	62
Adjusted income from equity investments(b)	(67)	4	(28)	(52)	(53)	(5)	72

	4,118	2,346	5,125	4,261	4,859	2,268	1,544

Add:
Provision for taxes on income (other than foreign oil and gas taxes)	1,298	729	1,577	1,545	632	891	593
Interest and debt expense(c)	71	249	344	297	305	270	337
Portion of lease rentals representative of the interest factor	15	17	60	52	47	40	8

	1,384	995	1,981	1,894	984	1,201	938

Earnings before fixed charges	$5,502	$3,341	$7,106	$6,155	$5,843	$3,469	$2,482

Fixed charges
Interest and debt expense including capitalized interest(c)	$95	$287	$403	$352	$331	$285	$343
Portion of lease rentals representative of the interest factor	15	17	60	52	47	40	8

Total fixed charges	$110	$304	$463	$404	$378	$325	$351

Ratio of earnings to fixed charges	50.02	10.99	15.35	15.24	15.46	10.67	7.07

(a)
Represents minority interests in net income of majority-owned subsidiaries and partnerships having fixed charges.

(b)
Represents income from equity investments adjusted to reflect only dividends received.

(c)
Includes proportionate share of interest and debt expense of equity investments. The six months ended June 30, 2007 amount includes a pre-tax interest charge of $167 million for the purchase of various debt issues in the open market.

QuickLinks

  EXHIBIT 12
OCCIDENTAL PETROLEUM CORPORATION AND SUBSIDIARIES COMPUTATION OF TOTAL ENTERPRISE RATIOS OF EARNINGS TO FIXED CHARGES (Amounts in millions, except ratios)